UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2016

Commission File Number: 001-14406

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A  state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl.Japati No. 1 Bandung40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annualreports under cover of Form 20-F or Form 40-F:

Form 20-F ☑Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, theregistrant has duly caused this report to be signed on its behalf by theundersigned, thereunto duly authorized.

Date: October 27 , 2016	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Andi Setiawan ---------------------------------------------------- (Signature) Andi Setiawan VP Investor Relations

Information furnished in this form:

Announcement to the Indonesian Otoritas Jasa Keuangan (the Indonesian Financial Services Authority) with respect to the ratio changes on the Depositary Receipt (“DR”) program from 1 (one) DS representing 200 (two hundred) ordinary shares to the new ratio of the 1 (one) DS representing 100 (one hundred) ordinary shares. The ratio changes effective date is October 26, 2016.

Nomor            : TEL.256/PR000/COP-I5000000/2016

Jakarta, 27 October 2016

To

Board of Commissioners of the Indonesian Financial Services  Authority

Attn. Chief Executive of Capital Market Supervision

Sumitro Djojohadikusumo Building

ROI Ministry of Finance Office Complex

Jl. Lapangan Banteng Timur No.2-4

Jakarta 10710

Re : Information about PT Telkom Indonesia (Persero) Tbk Depositary Receipt (DR) Ratio Change

Dear Sir/Madam,

PT Telkom Indonesia (Persero) Tbk (“Telkom”) not only listed at Indonesian Stock Exchange (IDX) but also listed at New York Stock Exchange (NYSE) through Depositary Receipt (DR) program with DR ratio: 1 (one) Depositary Share representing 200 (two hudred) ordinary share.

We would like to inform you that we will change our DR ratio from from 1 (one) DS representing 200 (two hundred) ordinary shares to the new ratio of the 1 (one) DS representing 100 (one hundred) ordinary shares. The ratio changes effective date is October 26, 2016.

Thank you for your concern.

Best Regards,

/s/

ANDI SETIAWAN

VP Investor Relation

cc:

1.         PT Indonesia Stock Exchange through IDXnet

2.         Telkom’s Trustee (CIMB Niaga), Fax. (021) 250 5777

3.         Telkom’s Trustee (Bank Permata), Fax. (021) 250 0529